Exhibit 99.1

Contact:

MicroStrategy Incorporated

Investor Relations

ir@microstrategy.com

(703) 848-8600

MicroStrategy Announces

Second Quarter 2021 Financial Results

TYSONS CORNER, Va., July 29, 2021 - MicroStrategy® (Nasdaq: MSTR), the largest independent publicly-traded business intelligence company, today announced financial results for the three-month period ended June 30, 2021 (the second quarter of its 2021 fiscal year).

“MicroStrategy continued its strong 2021 by delivering an outstanding operational performance across the board and completing another successful capital raise to expand our digital asset holdings. We had one of our best operational quarters in our software business in years, highlighted by 13% revenue growth. Our success in the market is being driven by the investments we have made and the broad adoption of our innovative MicroStrategy platform,” said Michael J. Saylor, CEO, MicroStrategy Incorporated.

“We continue to be pleased by the results of the implementation of our digital asset strategy. Our latest capital raise allowed us to expand our digital holdings, which now exceed 105,000 bitcoins. Going forward, we intend to continue to deploy additional capital into our digital asset strategy.”

Second Quarter 2021 Financial Highlights

•

Revenues: Total revenues for the second quarter of 2021 were $125.4 million, a 13.4% increase, or a 10.1% increase on a non-GAAP constant currency basis, compared to the second quarter of 2020. Product licenses and subscription services revenues for the second quarter of 2021 were $32.5 million, a 42.3% increase, or a 40.5% increase on a non-GAAP constant currency basis, compared to the second quarter of 2020.  Product support revenues for the second quarter of 2021 were $71.0 million, a 1.4% increase, or a 2.1% decrease on a non-GAAP constant currency basis, compared to the second quarter of 2020. Other services revenues for the second quarter of 2021 were $21.8 million, a 23.3% increase, or a 19.0% increase on a non-GAAP constant currency basis, compared to the second quarter of 2020.

•	Gross Profit: Gross profit for the second quarter of 2021 was $102.3 million, representing an 81.6% gross margin, compared to a gross margin of 78.3% in the second quarter of 2020.
•

Operating Expenses: Operating expenses for the second quarter of 2021 were $516.6 million, a 543.6% increase compared to the second quarter of 2020. Beginning in the third quarter of 2020, operating expenses included impairment losses on MicroStrategy’s digital assets, which were $424.8 million during the second quarter of 2021.

•

(Loss) Income from Operations: Loss from operations for the second quarter of 2021 was $414.2 million versus income from operations of $6.3 million for the second quarter of 2020. Non-GAAP income from operations, which excludes share-based compensation expense and impairment losses and gains on sale from intangible assets, which include digital assets, was $21.6 million for the second quarter of 2021 versus $8.6 million for the second quarter of 2020.

•

Net (Loss) Income: Net loss for the second quarter of 2021 was $299.3 million, or $30.71 per share on a diluted basis, as compared to net income of $3.4 million, or $0.35 per share on a diluted basis, for the second quarter of 2020. Non-GAAP net income, which excludes share-based compensation expense, impairment losses and gains on sale from intangible assets, which include digital assets, interest expense arising from the amortization of debt issuance costs, and related income tax effects, was $16.7 million, or $1.72 per share on a non-GAAP diluted basis, for the second quarter of 2021, as compared to non-GAAP net income of $5.9 million, or $0.60 per share on a non-GAAP diluted basis, for the second quarter of 2020.
•	Cash and Cash Equivalents: As of June 30, 2021, MicroStrategy had cash and cash equivalents of $56.4 million, as compared to $59.7 million as of December 31, 2020, a decrease of $3.3 million.
•

Digital Assets: As of June 30, 2021, the carrying value of MicroStrategy’s digital assets (comprised of approximately 105,085 bitcoins) was $2.051 billion, which reflects cumulative impairment losses of $689.6 million since acquisition and an average carrying amount per bitcoin of approximately $19,518. As of June 30, 2021, the non-GAAP digital asset cost basis and non-GAAP calculation of the market value of MicroStrategy’s bitcoin were $2.741 billion and $3.653 billion, respectively, which reflects an average cost per bitcoin of approximately $26,080 and a market price per bitcoin of $34,763.47. MacroStrategy LLC, a subsidiary of MicroStrategy, holds approximately 92,079 of the bitcoins.

•

Senior Secured Notes: In June 2021, MicroStrategy issued $500.0 million aggregate principal amount of 6.125% Senior Secured Notes due 2028 (the “2028 Secured Notes”). The 2028 Secured Notes are unconditionally guaranteed, jointly and severally, on a senior secured basis by MicroStrategy Services Corporation, a wholly owned subsidiary of MicroStrategy and certain subsidiaries of MicroStrategy that may be formed or acquired on or after June 14, 2021.  The 2028 Secured Notes bear interest at a fixed rate of 6.125% per annum, payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2021. The 2028 Secured Notes have a stated maturity date of June 15, 2028, unless earlier redeemed or repurchased in accordance with their terms and subject to a springing maturity date of September 15, 2025 or November 16, 2026 under certain circumstances. The 2028 Secured Notes contain various customary covenants, including limitations with respect to indebtedness, liens, payment of dividends, investments, disposition of assets, mergers and acquisitions, and transactions with affiliates. The total net proceeds from the 2028 Secured Notes offering, after deducting initial purchaser discounts and issuance costs, were approximately $487.2 million. As of June 30, 2021, the carrying value of the 2028 Secured Notes was $487.3 million, net of unamortized issuance costs, and was classified as a long-term liability in the “Long-term debt, net” line item in MicroStrategy’s Consolidated Balance Sheet.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP financial measures for the three and six months ended June 30, 2021 and 2020. An explanation of non-GAAP financial measures is also included under the heading “Non-GAAP Financial Measures” below. Additional non-GAAP financial measures are included in MicroStrategy’s “Q2 2021 Earnings Presentation,” which will be available under the “Events and Presentations” section of MicroStrategy’s investor relations website at https://www.microstrategy.com/en/investor-relations.

MicroStrategy uses its Intelligent Enterprise™ platform across the enterprise and has created an interactive dossier with quarterly financial performance data. Anyone can access the MSTR Financials dossier via a web browser, or by downloading the MicroStrategy Library™ app on an iOS or Android device. To download the native apps, visit MicroStrategy Library for iOS or MicroStrategy Library for Android.

CFO Search

With MicroStrategy’s management team focusing on two corporate strategies – growing its enterprise analytics software business and acquiring and holding bitcoin – and with the increase in its public profile and operational complexity, MicroStrategy plans to engage in a search for a Chief Financial Officer to complement the management team and allow Phong Le to focus on his role as President, running the day-to-day business of MicroStrategy.

Non-GAAP Financial Measures

MicroStrategy is providing supplemental financial measures for (i) non-GAAP income from operations that excludes the impact of share-based compensation expense and impairment losses and gains on sale from intangible assets, which include its digital assets, (ii) non-GAAP net income and non-GAAP diluted earnings per share that exclude the impact of share-based compensation expense, impairment losses and gains on sale from intangible assets, which include its digital assets, interest expense arising from the amortization of debt issuance costs related to MicroStrategy’s long-term debt, and related income tax effects, (iii) non-GAAP digital asset cost basis as reported excluding cumulative impairment losses and a non-GAAP calculation of market value of MicroStrategy’s bitcoin holdings based on the market price of one bitcoin in its principal market at 4:00 p.m. Eastern Time on the last day of each period (see below for a more detailed explanation of the calculation and limitations applicable to this market value metric), and (iv) non-GAAP constant currency revenues that exclude foreign currency exchange rate fluctuations. These supplemental financial measures are not measurements of financial performance under generally accepted accounting principles in the United States (“GAAP”) and, as a result, these supplemental financial measures may not be comparable to similarly titled measures of other companies. Management uses these non-GAAP financial measures internally to help understand, manage, and evaluate business performance and to help make operating decisions.

MicroStrategy believes that these non-GAAP financial measures are also useful to investors and analysts in comparing its performance across reporting periods on a consistent basis.  The first supplemental financial measure excludes (i) a significant non-cash expense that MicroStrategy believes is not reflective of its general business performance, and for which the accounting requires management judgment and the resulting share-based compensation expense could vary significantly in comparison to other companies and (ii) significant impairment losses and gains on sale from intangible assets, which include MicroStrategy’s bitcoin. The second set of supplemental financial measures excludes the impact of (i) share-based compensation expense, (ii) impairment losses and gains on sale from intangible assets, which include MicroStrategy’s bitcoin, (iii) non-cash interest expense arising from the amortization of debt issuance costs related to MicroStrategy’s long-term debt, and (iv) related income tax effects. The third set of supplemental financial measures provides MicroStrategy’s digital asset balances, as reported excluding non-cash cumulative impairment losses and discloses a non-GAAP calculation of market value of its bitcoin holdings based on the market price of one bitcoin in its principal market at 4:00 p.m. Eastern Time on the last day of each period (see below for a more detailed explanation of the calculation and limitations applicable to this market value metric).  MicroStrategy believes this is useful to investors and analysts in comparing the value of its bitcoin holdings. The fourth set of supplemental financial measures excludes changes resulting from fluctuations in foreign currency exchange rates so that results may be compared to the same period in the prior year on a non-GAAP constant currency basis.  MicroStrategy believes the use of these non-GAAP financial measures can also facilitate comparison of MicroStrategy’s operating results to those of its competitors.

Conference Call

MicroStrategy will be discussing its second quarter 2021 financial results on a live Video Webinar today beginning at approximately 5:00 p.m. EDT. The live Video Webinar and accompanying presentation materials will be available under the “Events and Presentations” section of MicroStrategy’s investor relations website at https://www.microstrategy.com/en/investor-relations. Log-in instructions will be available after registering for the event.  An archived replay of the event will be available beginning approximately two hours after the call concludes.

About MicroStrategy Incorporated

MicroStrategy (Nasdaq: MSTR) is the largest independent publicly-traded analytics and business intelligence company. The MicroStrategy analytics platform is consistently rated as the best in enterprise analytics and is used by many of the world’s most admired brands in the Fortune Global 500. We pursue two corporate strategies: (1) grow our enterprise analytics software business to promote our vision of Intelligence Everywhere and (2) acquire and hold bitcoin, which we view as a dependable store of value supported by a robust, public, open-source architecture untethered to sovereign monetary policy. For more information about MicroStrategy, visit www.microstrategy.com.

MicroStrategy, Intelligent Enterprise, and MicroStrategy Library are either trademarks or registered trademarks of MicroStrategy Incorporated in the United States and certain other countries. Other product and company names mentioned herein may be the trademarks of their respective owners.

This press release may include statements that may constitute “forward-looking statements,” including estimates of future business prospects or financial results and statements containing the words “believe,” “estimate,” “project,” “expect,” or similar expressions. Forward-looking statements inherently involve risks and uncertainties that could cause actual results of MicroStrategy Incorporated and its subsidiaries (collectively, the “Company”) to differ materially from the forward-looking statements. Factors that could contribute to such differences include: the market price of bitcoin and any associated impairment charges that the Company may incur as a result of a decrease in the market price below the value at which the Company’s bitcoins are carried on its balance sheet; gains or losses on sales of bitcoins that the Company would incur upon any sale of its bitcoins; changes in the accounting treatment of the

Company’s bitcoin holdings; changes in securities laws or other laws or regulations relating to bitcoin that could adversely affect the price of bitcoin or the Company’s ability to own bitcoin; a decrease in liquidity in the markets in which bitcoins are traded; security breaches, cyberattacks, unauthorized access, loss of private keys, or fraud that results in the Company’s loss of its bitcoins; the level and terms of the Company’s substantial indebtedness and its ability to service such debt; the extent and timing of market acceptance of the Company’s new offerings; continued acceptance of the Company’s other products in the marketplace; the Company’s ability to recognize revenue or deferred revenue through delivery of products or satisfactory performance of services; the timing of significant orders; delays in or the inability of the Company to develop or ship new products; customers shifting from a product license model to a cloud subscription model, which may delay the Company’s ability to recognize revenue; fluctuations in tax benefits or provisions; impacts of the COVID-19 pandemic; competitive factors; general economic conditions; currency fluctuations; and other risks detailed in MicroStrategy’s registration statements and periodic reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this release.

MSTR-F

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Product licenses	$22,151	$14,816	$43,431	$27,400
Subscription services	10,342	8,021	20,368	15,989
Total product licenses and subscription services	32,493	22,837	63,799	43,389
Product support	71,027	70,038	141,676	141,196
Other services	21,831	17,709	42,778	37,423
Total revenues	125,351	110,584	248,253	222,008

Cost of revenues
Product licenses	419	514	907	1,184
Subscription services	3,810	3,792	7,438	7,856
Total product licenses and subscription services	4,229	4,306	8,345	9,040
Product support	4,862	6,837	9,674	13,555
Other services	13,947	12,846	27,568	25,939
Total cost of revenues	23,038	23,989	45,587	48,534

Gross profit	102,313	86,595	202,666	173,474

Operating expenses
Sales and marketing	40,321	34,951	78,519	74,469
Research and development	28,548	25,867	58,031	51,968
General and administrative	22,917	19,449	44,646	40,781
Digital asset impairment losses	424,774	0	618,869	0
Total operating expenses	516,560	80,267	800,065	167,218

(Loss) income from operations	(414,247)	6,328	(597,399)	6,256
Interest (expense) income, net	(4,401)	563	(6,797)	2,418
Other (expense) income, net	(897)	(1,995)	367	(1,561)
(Loss) income before income taxes	(419,545)	4,896	(603,829)	7,113
(Benefit from) provision for income taxes	(120,198)	1,509	(194,462)	3,069
Net (loss) income	$(299,347)	$3,387	$(409,367)	$4,044

Basic (loss) earnings per share (1):	$(30.71)	$0.35	$(42.22)	$0.41
Weighted average shares outstanding used in computing basic (loss) earnings per share	9,746	9,739	9,697	9,858

Diluted (loss) earnings per share (1):	$(30.71)	$0.35	$(42.22)	$0.41
Weighted average shares outstanding used in computing diluted (loss) earnings per share	9,746	9,741	9,697	9,886

(1)	Basic and fully diluted (loss) earnings per share for class A and class B common stock are the same.

MICROSTRATEGY INCORPORATED

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	June 30,	December 31,
	2021	2020*
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$56,399	$59,675
Restricted cash	1,205	1,084
Accounts receivable, net	131,516	197,461
Prepaid expenses and other current assets	19,338	14,400
Total current assets	208,458	272,620

Digital assets	2,051,039	1,054,302
Property and equipment, net	39,659	42,975
Right-of-use assets	70,340	73,597
Deposits and other assets	15,756	15,615
Deferred tax assets, net	239,107	6,503
Total Assets	$2,624,359	$1,465,612

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable, accrued expenses, and operating lease liabilities	$41,236	$45,119
Accrued compensation and employee benefits	50,944	49,249
Deferred revenue and advance payments	182,818	191,250
Total current liabilities	274,998	285,618

Long-term debt, net	2,150,927	486,366
Deferred revenue and advance payments	7,262	14,662
Operating lease liabilities	80,900	84,328
Other long-term liabilities	31,040	33,382
Deferred tax liabilities	1,813	8,211
Total Liabilities	2,546,940	912,567

Stockholders’ Equity
Preferred stock undesignated, $0.001 par value; 5,000 shares authorized; no shares issued or outstanding	0	0
Class A common stock, $0.001 par value; 330,000 shares authorized; 16,468 shares issued and 7,784 shares outstanding, and 16,307 shares issued and 7,623 shares outstanding, respectively	16	16
Class B convertible common stock, $0.001 par value; 165,000 shares authorized; 1,964 shares issued and outstanding, and 1,964 shares issued and outstanding, respectively	2	2
Additional paid-in capital	697,274	763,051
Treasury stock, at cost; 8,684 shares and 8,684 shares, respectively	(782,104)	(782,104)
Accumulated other comprehensive loss	(5,324)	(3,885)
Retained earnings	167,555	575,965
Total Stockholders’ Equity	77,419	553,045
Total Liabilities and Stockholders’ Equity	$2,624,359	$1,465,612

*	Derived from audited financial statements.

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Six Months Ended
	June 30,
	2021	2020
	(unaudited)	(unaudited)
Operating activities:
Net (loss) income	$(409,367)	$4,044
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	5,997	5,828
Reduction in carrying amount of right-of-use assets	4,204	4,085
Credit losses and sales allowances	365	990
Deferred taxes	(197,383)	273
Share-based compensation expense	18,807	5,337
Digital asset impairment losses	618,869	0
Amortization of issuance costs on long-term debt	2,977	0
Changes in operating assets and liabilities:
Accounts receivable	11,197	21,022
Prepaid expenses and other current assets	(4,080)	(493)
Deposits and other assets	(1,071)	195
Accounts payable and accrued expenses	(7,633)	(1,823)
Accrued compensation and employee benefits	1,368	(8,708)
Deferred revenue and advance payments	37,825	347
Operating lease liabilities	(5,147)	(4,662)
Other long-term liabilities	(253)	86
Net cash provided by operating activities	76,675	26,521

Investing activities:
Purchases of digital assets	(1,615,606)	0
Proceeds from redemption of short-term investments	0	10,000
Purchases of property and equipment	(1,342)	(1,162)
Purchases of short-term investments	0	(9,928)
Net cash used in investing activities	(1,616,948)	(1,090)

Financing activities:
Proceeds from convertible senior notes	1,050,000	0
Issuance costs paid for convertible senior notes	(24,742)	0
Proceeds from senior secured notes	500,000	0
Issuance costs paid for senior secured notes	(11,269)	0
Proceeds from sale of class A common stock under exercise of employee stock options	24,098	1,902
Purchases of treasury stock	0	(61,875)
Net cash provided by (used in) financing activities	1,538,087	(59,973)

Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	(969)	(1,154)
Net decrease in cash, cash equivalents, and restricted cash	(3,155)	(35,696)
Cash, cash equivalents, and restricted cash, beginning of period	60,759	457,816
Cash, cash equivalents, and restricted cash, end of period	$57,604	$422,120

MICROSTRATEGY INCORPORATED

REVENUE AND COST OF REVENUE DETAIL

(in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Product licenses and subscription services:
Product licenses	$22,151	$14,816	$43,431	$27,400
Subscription services	10,342	8,021	20,368	15,989
Total product licenses and subscription services	32,493	22,837	63,799	43,389
Product support	71,027	70,038	141,676	141,196
Other services:
Consulting	20,622	16,578	40,333	35,019
Education	1,209	1,131	2,445	2,404
Total other services	21,831	17,709	42,778	37,423
Total revenues	125,351	110,584	248,253	222,008

Cost of revenues
Product licenses and subscription services:
Product licenses	419	514	907	1,184
Subscription services	3,810	3,792	7,438	7,856
Total product licenses and subscription services	4,229	4,306	8,345	9,040
Product support	4,862	6,837	9,674	13,555
Other services:
Consulting	12,438	10,168	24,770	21,596
Education	1,509	2,678	2,798	4,343
Total other services	13,947	12,846	27,568	25,939
Total cost of revenues	23,038	23,989	45,587	48,534

Gross profit	$102,313	$86,595	$202,666	$173,474

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

INCOME FROM OPERATIONS

(in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of non-GAAP income from operations:
(Loss) income from operations	$(414,247)	$6,328	$(597,399)	$6,256
Share-based compensation expense	11,096	2,226	18,807	5,337
Digital asset impairment losses	424,774	0	618,869	0
Non-GAAP income from operations	$21,623	$8,554	$40,277	$11,593

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

NET (LOSS) INCOME AND (LOSS) EARNINGS PER SHARE

(in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of non-GAAP net income:
Net (loss) income	$(299,347)	$3,387	$(409,367)	$4,044
Share-based compensation expense	11,096	2,226	18,807	5,337
Digital asset impairment losses	424,774	0	618,869	0
Interest expense arising from amortization of debt issuance costs	1,805	0	2,977	0
Income tax effects (1)	(121,587)	274	(199,671)	436
Non-GAAP net income	$16,741	$5,887	$31,615	$9,817

Reconciliation of non-GAAP diluted earnings per share:
Diluted (loss) earnings per share	$(30.71)	$0.35	$(42.22)	$0.41
Share-based compensation expense (per diluted share)	1.14	0.22	1.94	0.54
Digital asset impairment losses (per diluted share)	43.58	0.00	63.82	0.00
Interest expense arising from amortization of debt issuance costs (per diluted share)	0.19	0.00	0.31	0.00
Income tax effects (per diluted share)	(12.48)	0.03	(20.59)	0.04
Non-GAAP diluted earnings per share	$1.72	$0.60	$3.26	$0.99

(1)	Income tax effects reflect the net tax effects of stock-based compensation expense, digital asset impairment losses, and interest expense for amortization of debt issuance costs.

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

DIGITAL ASSET HOLDINGS

	As Reported				Market Value
	Digital Asset Carrying Value (in thousands)	Add Back: Digital Asset Impairment Losses (in thousands)	Digital Asset Original Cost Basis (in thousands)	Approximate Number of Bitcoins Held	Market Price Per Bitcoin	Market Value of Bitcoin Held (in thousands)
Reconciliation of digital asset cost basis:
Balance at June 30, 2020	$0	$0	$0	0	n/a	n/a
Digital asset purchases	425,000		425,000	38,250
Digital asset impairment losses	(44,242)	44,242
Balance at September 30, 2020	$380,758	$44,242	$425,000	38,250	$10,706.00	$409,505
Digital asset purchases	700,000		700,000	32,219
Digital asset impairment losses	(26,456)	26,456
Balance at December 31, 2020	$1,054,302	$70,698	$1,125,000	70,469	$29,181.00	$2,056,356
Digital asset purchases	1,086,375		1,086,375	20,857
Digital asset impairment losses	(194,095)	194,095
Balance at March 31, 2021	$1,946,582	$264,793	$2,211,375	91,326	$58,601.28	$5,351,820
Digital asset purchases	529,231		529,231	13,759
Digital asset impairment losses	(424,774)	424,774
Balance at June 30, 2021	$2,051,039	$689,567	$2,740,606	105,085	$34,763.47	$3,653,119

The amounts reported as “Market Value” in the above table represent only a mathematical calculation consisting of the price for one bitcoin reported in MicroStrategy’s principal market at 4:00 p.m. Eastern Time on the last day of each period multiplied by the number of bitcoins held by MicroStrategy at the end of the applicable period.  The Securities and Exchange Commission has previously made findings that there has not been a demonstration that (i) bitcoin and bitcoin markets are inherently resistant to manipulation or that the spot price of bitcoin may not be subject to fraud and manipulation; and (ii) adequate surveillance-sharing agreements with bitcoin-related markets are in place, as bitcoin-related markets are either not significant, not regulated, or both.  Accordingly, the Market Value amounts reported below may not accurately represent fair market value, and the actual fair market value of MicroStrategy’s bitcoin may be different from such amounts and such deviation may be material. Moreover, (i) the bitcoin market historically has been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, and various other risks that are, or may be, inherent in its entirely electronic, virtual form and decentralized network and (ii) MicroStrategy may not be able to sell its bitcoins at the “Market Value” indicated below, at the market price as reported in its principal market on the date of sale, or at all.

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

CONSTANT CURRENCY

(in thousands)

	Three Months Ended
	June 30,
	(unaudited)
	GAAP	Foreign Currency Exchange Rate Impact (1)	Non-GAAP Constant Currency (2)	GAAP	GAAP % Change	Non-GAAP Constant Currency % Change (3)
	2021	2021	2021	2020	2021	2021
Revenues
Product licenses	$22,151	$132	$22,019	$14,816	49.5%	48.6%
Subscription services	10,342	264	10,078	8,021	28.9%	25.6%
Total product licenses and subscription services	32,493	396	32,097	22,837	42.3%	40.5%
Product support	71,027	2,425	68,602	70,038	1.4%	-2.1%
Other services	21,831	763	21,068	17,709	23.3%	19.0%
Total revenues	125,351	3,584	121,767	110,584	13.4%	10.1%

	Six Months Ended
	June 30,
	(unaudited)
	GAAP	Foreign Currency Exchange Rate Impact (1)	Non-GAAP Constant Currency (2)	GAAP	GAAP % Change	Non-GAAP Constant Currency % Change (3)
	2021	2021	2021	2020	2021	2021
Revenues
Product licenses	$43,431	$457	$42,974	$27,400	58.5%	56.8%
Subscription services	20,368	454	19,914	15,989	27.4%	24.5%
Total product licenses and subscription services	63,799	911	62,888	43,389	47.0%	44.9%
Product support	141,676	4,342	137,334	141,196	0.3%	-2.7%
Other services	42,778	1,381	41,397	37,423	14.3%	10.6%
Total revenues	248,253	6,634	241,619	222,008	11.8%	8.8%

(1)

The “Foreign Currency Exchange Rate Impact” reflects the estimated impact of fluctuations in foreign currency exchange rates on international revenues.  It shows the increase (decrease) in international revenues from the same period in the prior year, based on comparisons to the prior year quarterly average foreign currency exchange rates. The term “international” refers to operations outside of the United States and Canada.

(2)	The “Non-GAAP Constant Currency” reflects the current period GAAP amount, less the Foreign Currency Exchange Rate Impact.

(3)	The “Non-GAAP Constant Currency % Change” reflects the percentage change between the current period Non-GAAP Constant Currency amount and the GAAP amount for the same period in the prior year.

MICROSTRATEGY INCORPORATED

DEFERRED REVENUE DETAIL

(in thousands)

	June 30,	December 31,	June 30,
	2021	2020*	2020
	(unaudited)		(unaudited)
Current:
Deferred product licenses revenue	$544	$1,495	$100
Deferred subscription services revenue	25,916	26,258	17,934
Deferred product support revenue	150,963	156,216	142,543
Deferred other services revenue	5,395	7,281	7,066
Total current deferred revenue and advance payments	$182,818	$191,250	$167,643
Non-current:
Deferred product licenses revenue	$76	$139	$168
Deferred subscription services revenue	712	8,758	90
Deferred product support revenue	5,920	5,055	5,152
Deferred other services revenue	554	710	500
Total non-current deferred revenue and advance payments	$7,262	$14,662	$5,910
Total current and non-current:
Deferred product licenses revenue	$620	$1,634	$268
Deferred subscription services revenue	26,628	35,016	18,024
Deferred product support revenue	156,883	161,271	147,695
Deferred other services revenue	5,949	7,991	7,566
Total current and non-current deferred revenue and advance payments	$190,080	$205,912	$173,553

*	Derived from audited financial statements.